# SEC Schedule 13G — Beneficial ownership report by passive or exempt holders of more than 5% of a class (short form)

Issuer: X-Energy, Inc., CIK 0002088896
CUSIP: 98386P102
Title of class of securities: Class A Common Stock, par value $0.0001 per share
Address of issuer's principal executive offices: 530 Gaither Road, Suite 700, Rockville, Maryland (MD), 20850
Date of event which requires filing of this statement: 06/30/2026
Filed pursuant to Rule 13d-1(d)
Filed by CIK 0001963529

## Reporting persons
- Kamal Seyed Ghaffarian: type of reporting person: individual (IN); citizenship or place of organization: United States (X1); sole voting power 13,837,514; shared voting power 79,033,595; sole dispositive power 13,837,514; shared dispositive power 79,033,595; aggregate amount beneficially owned 92,871,109 (25% of the class)
- X-Energy Holdings, LLC: type of reporting person: other (OO); citizenship or place of organization: Delaware (DE); sole voting power 0; shared voting power 79,033,595; sole dispositive power 0; shared dispositive power 79,033,595; aggregate amount beneficially owned 79,033,595 (21.8% of the class)

## Item 1. Issuer
Name of issuer: X-Energy, Inc.
Address of issuer's principal executive offices: 530 Gaither Road, Suite 700, Rockville, MD 20850

## Item 2. Person Filing
Name of person filing:
Each of the following is hereinafter individually referred to as a "Reporting Person" and collectively as the "Reporting Persons." This statement is filed on behalf of:
Kamal Seyed Ghaffarian
X-Energy Holdings, LLC
Address of principal business office or, if none, residence: The principal business address of each of the Reporting Persons is c/o X-Energy, Inc., 530 Gaither Road, Suite 700, Rockville, MD 20850.
Citizenship: Kamal Seyed Ghaffarian is a citizen of the United States. X-Energy Holdings, LLC is organized under the laws of the State of Delaware.

## Item 3. If this statement is filed pursuant to Rules 13d-1(b) or 13d-2(b) or (c), type of person filing
Not applicable.

## Item 4. Ownership
Amount beneficially owned:
The ownership information presented below represents beneficial ownership of Class A Common Stock of the Issuer as of June 30, 2026, based upon 287,458,734 shares of Class A Common Stock outstanding as of August 10, 2026, as disclosed in the Issuer's Quarterly Report on Form 10-Q filed with the Securities and Exchange Commission on August 13, 2026. The ownership information also assumes the redemption of the common units of X-Energy Reactor Company, LLC ("Common Units") into shares of Class A Common Stock of the Issuer on a one-to-one basis, as applicable.

Kamal Seyed Ghaffarian may be deemed to beneficially own 92,871,109 shares of Common Stock, which consist of (i) 471,774 shares of Class A Common Stock and 8,963,719 shares of Class A Common Stock underlying Common Units held by GM Enterprises, LLC, (ii) 3,951,679 shares of Class A Common Stock and 75,081,916 shares of Class A Common Stock underlying Common Units held by X-Energy Holdings, LLC, (iii) 12,973 shares of Class A Common Stock and 246,498 shares of Class A Common Stock underlying Common Units held by IBX Opportunity GP, Inc., (iv) 592,651 shares of Class A Common Stock held by X-energy KG Parent, LLC, (v) 401,799 shares of Class A Common Stock held by IBX Employee Management, LLC, (vi) 327,578 shares of Class A Common Stock held by IBX X-Energy SPV I, LLC, (vii) 1,307,063 shares of Class A Common Stock held by Lightcone X-Energy Series D SPV LLC, (viii) 279,438 shares of Class A Common Stock that may be beneficially owned by IBX, LLC, and (ix) 1,234,021 shares of Class A Common Stock that may be beneficially owned directly by Dr. Kamal Ghaffarian.

Dr. Kamal Ghaffarian may be deemed to beneficially own the securities held by each of the foregoing entities. Dr. Kamal Ghaffarian disclaims beneficial ownership of such securities.
Percent of class:
Kamal Seyed Ghaffarian: 25.0%
X-Energy Holdings, LLC: 21.8%
Sole power to vote or to direct the vote:
Kamal Seyed Ghaffarian: 13,837,514
X-Energy Holdings, LLC: 0
Shared power to vote or to direct the vote:
Kamal Seyed Ghaffarian: 79,033,595
X-Energy Holdings, LLC: 79,033,595
Sole power to dispose or to direct the disposition:
Kamal Seyed Ghaffarian: 13,837,514
X-Energy Holdings, LLC: 0
Shared power to dispose or to direct the disposition:
Kamal Seyed Ghaffarian: 79,033,595
X-Energy Holdings, LLC: 79,033,595

## Item 5. Ownership of 5 Percent or Less of a Class
Not applicable.

## Item 6. Ownership of More than 5 Percent on Behalf of Another Person
Not applicable.

## Item 7. Identification and Classification of the Subsidiary Which Acquired the Security Being Reported on by the Parent Holding Company or Control Person
Not applicable.

## Item 8. Identification and Classification of Members of the Group
Not applicable.

## Item 9. Notice of Dissolution of Group
Not applicable.

## Item 10. Certifications
Not applicable.

## Signatures
- Kamal Seyed Ghaffarian: /s/ Kamal Seyed Ghaffarian, Kamal Seyed Ghaffarian (08/14/2026)
- X-Energy Holdings, LLC: /s/ Kamal Seyed Ghaffarian, Kamal Seyed Ghaffarian, Executive Chairman (08/14/2026)